UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                  Under the Securities Exchange Act of 1934

                            RESPONSE ONCOLOGY, INC.
                               (Name of Issuer)

                          Common Stock $.01 Par Value
                         (Title of Class of Securities)

                                  761232-107
                                (CUSIP Number)

                Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                    Kansas City, MO  64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   07/25/97
            (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box.  ______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP Number 761232-107

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        William D. Grant
        ###-##-####

(2)     Check the Appropriate Box                      (a)______
        if a Member of a Group*                        (b)______

(3)     SEC Use Only

(4)     Source of funds*
        PF (Note 1)

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)           ______

(6)      Citizenship or Place of Organization
         United States

         Number of Shares                     (7)     Sole Voting Power
         beneficially Owned                           1,020,138
         by Each Reporting
         Person With
                                              (8)     Shared Voting Power
                                                      332,196

                                              (9)     Sole Dispositive Power
                                                      1,020,138

                                              (10)    Shared Dispositive Power
                                                      332,196

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         1,352,334

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*     _____

(13)     Percent of Class Represented by Amount in  Row (11)
         11.3%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

Note 1 - No funds were expended. All shares beneficially owned were distributed as a dividend by Seafield Capital Corporation.




Item 1.      Security and Issuer.

 	This Schedule 13D relates to the Common Stock, par value
$.01 per share, of Response Oncology, Inc., a Tennessee corporation ("Response"), whose principal executive offices are located at 1775 Moriah Woods Boulevard, Memphis, Tennessee
38117.

Item 2.    Identity and Background.

This report is filed by William D. Grant, an individual, citizen of the United States whose business address is One Ward
Parkway, Suite 130, Kansas City, Missouri 64112. Mr. Grant's business is investments.

During the past five years, William D. Grant has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On July 25, 1997 Seafield Capital Corporation, a Missouri corporation ("Seafield") distributed (the "Distribution") to its shareholders of record on July 11, 1997, shares of Response Common Stock on the basis of 1.2447625 shares of Response Common Stock for each share of Seafield stock held, provided that no fractional shares were issued. No consideration was paid for any Response shares distributed. All shares of Response Common Stock shown as beneficially owned by the reporting person were acquired in the Distribution.

Item 4.     Purpose of the Transaction.

The reasons for Seafield's distribution to its shareholders of shares of Response Common Stock are set forth in Seafield's letter to its shareholders dated July 2, 1997 (the "Seafield Letter") and in the section of Response's Prospectus, dated July 1, 1997, designated "Plan of Distribution-Background and Reasons for the Distribution" (the "Background and Reasons Section"). Copies of the Seafield Letter and the Background and Reasons Section are attached to this Schedule 13 D as Exhibits 99.1 and 99.2.

William D. Grant has no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response;
(vi) any other material change or instruments corresponding thereto or other actions in Response's business or corporate structure; (vii) any change in Response's charter or bylaws or instruments corresponding thereto which may impede the acquisition of control of Response by any person;
(viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

           (a), (b) and (c)

William D. Grant beneficially owns  1,352,334 shares of
Response Common Stock.   Mr. Grant has sole power to vote and
dispose of 1,020,138 of such shares and shares voting and dispositive powers as to 332,196 of such shares. The number of shares beneficially owned by William D. Grant constitutes approximately 11.3% of Response's outstanding Common Stock; all of such shares were acquired pursuant to the Distribution described above. This percentage does not reflect shares subject to issue upon the exercise of stock options or the conversion of any convertible securities of Response.

Of the shares beneficially owned by Mr. Grant as to which he shares voting and dispositive power, the party with which Mr. Grant shares such powers is UMB Bank, N.A., Kansas City, Missouri, a federal banking association, with its principal office located at 1010 Grand Boulevard, Kansas City, Missouri 64106. UMB Bank, N.A. is a commercial bank incorporated under the laws of the United States. To the best of Mr. Grant's knowledge, UMB Bank, N.A. has not, during the last five years,
(i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding UMB Bank, N.A. was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)

Other persons have the right to receive dividends on 538,179 shares of Response Common Stock beneficially owned by William D. Grant. None of them has such interest in more than 5% of the described class of securities.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

Of those shares of Response Common Stock listed above over which Mr. Grant has sole voting and disposition powers, 12,537 shares are pledged to secure indebtedness of a family member to NationsBank, N.A., and 33,987 shares are pledged to secure indebtedness of a family member to Missouri Bank and Trust Company of Kansas City, Missouri.

Item 7.     Exhibits.

99.1	Letter of Seafield Capital Corporation to its
shareholders, dated July 2, 1997.

99.2	Section from Response's Prospectus dated July 1,
1997, designated "Plan of Distribution - Background and Reasons for the Distribution."






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/  W. D. Grant
----------------
William D. Grant


Date:	September 30, 1997





                   EXHIBIT INDEX



99.1	Letter of Seafield Capital Corporation to its
shareholders, dated July 2, 1997.

99.2	Section from Response's Prospectus dated July 1,
1997, designated "Plan of Distribution - Background and Reasons for the Distribution."